Exhibit 99.2

First quarter

Report 2012

Eksportfinans asa

Comment from the President and CEO 3

Financial highlights 4

Highlights 5

Export lending 5

Local government lending 6

Securities 6

Funding 6

Liquidity 6

Results 7

Balance sheet 8

Condensed statement of comprehensive income 9

Condensed balance sheet 10

Condensed statement of changes in equity 11

Condensed cash flow statement 12

Notes to the condensed financial statements 13

The figures contained herein -looking constitute statements” “forward within the meaning of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, the forward-looking statements included herein should not be regarded as a representation that the plans and objectives discussed herein will be achieved. See the Company’s 2011 20-F for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

President and CEO Gisèle Marchand

(Photo: Caroline Roka)

Eksportfinans performed well in the first quarter of 2012. Net interest income was NOK 375 million, a decrease of NOK 11 million compared to the corresponding period a year ago.

On July 1, 2012, a new state-owned entity is expected to be in place to offer government-supported export loans. quarter Eksportfinans established an organizational plan for the conduct of its business after the state-owned entity begins operations. The main priority in this process was to secure the necessary expertise and skills to maintain a solid operations going forward. Also, the Company was able to contribute with some highly qualified personnel to the new state-owned entity.

In the interim period before July 1, 2012 Eksportfinans is arranging new loans on behalf of the Ministry of Trade and Industry in addition to managing the Company’s own operations based on the existing portfolio of assets, liabilities and commitments.

In the first quarter of 2012 loans representing a total of NOK 4.358 billion has been transferred to or disbursed on behalf of the Ministry of Trade and Industry. These loans are not included in the Company’s balance sheet.

Leaving the first quarter, it is our perception that the investors in more reassured. In the course of the first quarter, the year’s the first price on increased, leading to a reduction in the accumulated gains related to the Company’s own debt from NOK 42.1 billion to NOK 27.9 billion in the same period. For more information on the valuation of Eksportfinans own debt, see page for 6 of this Eksportfinans’ report.

We are pleased to inform that on February 13, 2012, the Financial Supervisory Authority of Norway granted extended time limits as to when Eksportfinans’ loan compliance with the statutory maximum limits for large exposures. For more information on large exposures, see page 5 of this report.

Gisèle Marchand President and CEO

First quarter report 2012 3

Financial highlights

Figures for interim periods are unaudited.

Unaudited

First quarter

(NOK million) 2012 2011

Net interest income 375 386

Total comprehensive income for the period 1) (9,758) 52

Return on equity 2) (130.9%) 4.0%

Net return on average assets and liabilities 3) 0.74% 0.70%

Net operating expenses/average assets 4) 0.05% 0.09%

Total assets 187,738 211,695

Loans outstanding 5) 112,567 118,638

New loans disbursed 442 7,108

New bond debt issued 0 12,644

Public sector borrowers/guarantors 6) 39.4% 35.7%

Core capital adequacy 18.0% 13.0%

Capital adequacy 21.2% 17.7%

Exchange rate NOK/USD 7) 5.6933 5.5135

Definitions

1. Total comprehensive income for the period: Net losses on financial instruments at fair value amounts to NOK

13,900 million in the first quarter of 2012 compared to a loss of NOK 263 million in the first quarter of 2011.

2. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).

3. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).

4. Net operating expenses (salaries and other administrative expenses + depreciation + other expenses—other income)/average assets (average of opening and closing balance).

5. Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited condensed financial statements.

6. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

7. Exchange rate at balance sheet date.

First quarter report 2012 4

Highlights

First quarter 2012

Underlying business operations showed continued good performance in the first quarter of 2012. Net interest income was NOK 375 million in the period, compared to NOK 386 million in the first quarter of 2011. This reduction was mainly due to the lower level of interest generating assets in the first quarter of 2012.

Total comprehensive income was negative NOK 9,758 million in the first quarter of 2012. The comparative figure was NOK 52 million in the first quarter of 2011. The large decrease is due to unrealized losses on Eksportfinans’ (as explained under the

Net profit excluding unrealized gains and losses and excluding realized losses hedged by the Portfolio Hedge Agreement (the PHA “ “) explained under the section

238 million in the first quarter of 2012, compared to NOK 241 million in the corresponding period in 2011.

The core capital adequacy ratio at March 31, 2012 was 18.0 percent, which was 5.0 percentage points higher than that at March 31, 2011.

Total assets amounted to NOK 188 billion at March 31, 2012, compared to NOK 212 billion at March 31, 2011 and NOK 214 billion at December 31, 2011. The reduction since year end was mainly due to the fact that since November 18, 2011 Eksportfinans has not been making new loans in the except with respect to commitments that existed prior to such date.

Regulatory framework

Since January 1, 2011, Eksportfinans has been subject to a temporary exemption from the new regulations concerning the calculation of exposures to one single client introduced by the Norwegian Ministry of Finance and which are the same as the prevailing provisions in the European Union under the Capital Requirements Directive (Directive 2006/48/EU). During the exemption period the Company can continue to use the reporting standards for large exposures that were in effect in 2010. The exemption is valid until December 31, 2012.

In a letter dated February 13, 2012, the Financial Supervisory Authority of Norway

(“ FSA”) granted extended when Eksportfinans’ loan compliance with the statutory maximum limits for large exposures. The new time limits are specific to each loan and fall between December 31, 2014 and December 31, 2016.

The exemption is conditioned on Eksportfinans not increasing its exposures under the loans beyond the level of exposures that are currently contemplated by such loans. The FSA has also requested Eksportfinans to adapt to the statutory requirement as soon as possible, to the extent possible.

The own five debt loans previously reported to potentially be in breach “Results”) of the prevailing .. regulations at the end of 2012 are covered by the extended exemption.

“Results”) Export lending was NOK

New disbursements were NOK 442 million in the first quarter of 2012 (based on commitments made before November 18, 2011), compared to NOK 7.1 billion in the first quarter of 2011.

The lower volume of new lending in 2012 is a consequence of the government’s decision to assume responsibility for the government-supported export credit scheme that until recently was managed by Eksportfinans, and the Company’s subsequent decision to currently discontinue making new loans, except for loans for which commitments existed prior to November 18, 2011.

Company’s name

The volume of outstanding export loans was NOK 102.4 billion at March 31, 2012 compared to NOK 99.4 billion at March 31, 2011 and NOK 111.3 billion at December 31, 2011.

On July 1, 2012, a new state-owned entity is expected to be in place to offer government-supported export loans. In the interim period Eksportfinans is arranging new loans on behalf of the Ministry of Trade and Industry in addition to the Company’s disbursements own based on the commitments existing before November 18, 2011.

First quarter report 2012 5

## Local government lending

Eksportfinans' total involvement in local government lending totaled NOK 10.1 billion at March 31, 2012, compared to NOK 19.2 billion at March 31, 2011 and NOK 10.5 billion at December 31, 2011.

## Securities

The total securities portfolio was NOK 44.4 billion at March 31, 2012, compared to NOK 64.1 billion at March 31, 2011 and NOK 51.9 billion at December 31, 2011. The reduction since year end was mainly due to repayments of investments, and liquidity management fluctuations.

The securities portfolio consists of two different sub-portfolios. The first is subject to a Portfolio Hedge Agreement with Eksportfinans shareholders which has been in place since February 29, 2008 (the **"PHA portfolio"**), and the second is maintained for the purpose of liquidity (referred to herein as the **"liquidity reserve portfolio"**).

The fair value of the PHA portfolio was NOK 20.7 billion at March 31, 2012, compared to NOK 32.1 billion at March 31, 2011 and NOK 23.4 billion at December 31, 2011. The PHA portfolio will largely be run off to maturity. See Note 14 to the accompanying unaudited condensed financial statements and the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the Securities and Exchange Commission ("the **Commission**") on March 30, 2012 ("the **2011 20-F**") for further information about the PHA.

The fair value of the liquidity reserve portfolio was NOK 23.7 billion at March 31, 2012, compared to NOK 28.5 billion at December 31, 2011 and NOK 31.7 billion at March 31, 2011.

## Funding

According to plan, Eksportfinans did not obtain new funding from the markets during the first quarter of 2012.

## Liquidity

As at March 31, 2012, the Company has liquidity reserves totaling NOK 48.5 billion, consisting of the liquidity reserve portfolio of NOK 23.7 billion, the PHA portfolio not pledged as security of NOK 14.8 billion and cash equivalents of NOK 10.0 billion. In addition to this liquidity reserve, the Company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short- and medium term. A maturity analysis of financial liabilities based on both contractual and expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

The following table sets forth the cumulative liquidity of our Liquidity Portfolio, as measured by short-term liquidity as of March 31, 2012, plus the difference between i) the amounts of maturing loans and investments and ii) the amounts of maturing bond debt, based on estimated maturities.

The figures in the table represent principal and interest payable at nominal date. First possible call dates and trigger dates, according to the relevant contracts, are applied in the classification of the maturities.

| (NOK million) | Estimated long-term debt maturing [4] | Estimated loan receivables maturing [5] | Estimated long-term investm. (PHA) maturing [6] | Estimated cumulative liquidity [7] |
|---|---|---|---|---|
| Short-term liquidity (actual) at March 31, 2012 [1]: | | | | 33,333 |
| 2012 | 20,760 | 18,463 | 6,494 | 37,530 |
| 2013 [2] | 37,494 | 23,595 | 3,504 | 27,135 |
| 2014 | 24,792 | 20,932 | 2,454 | 25,730 |
| 2015 [3] | 18,379 | 16,283 | 696 | 24,329 |
| 2016 | 19,445 | 12,920 | 1,053 | 18,858 |
| 2017 | 8,117 | 5,318 | 1,729 | 17,788 |
| 2018 | 1,611 | 3,962 | 63 | 20,202 |
| 2019 | 1,728 | 4,136 | 394 | 23,004 |
| 2020 | 894 | 2,642 | 563 | 25,315 |
| 2021 | 2,163 | 1,150 | 150 | 24,453 |
| Thereafter | 20,986 | 3,145 | 5,593 | 12,204 |
| **Total** | **156,368** | **112,545** | **22,695** | |

1) Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio (at fair value), deposits and principal outstanding of commercial paper funding
2) Includes the principal outstanding of GBP 50 million Capital Contribution Securities, which are redeemable from February 19, 2013

First quarter report 2012 6

3) Includes the principal outstanding of JPY 50 million subordinated debt issue maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations

4) Principal outstanding net of our repurchases of own debt securities. The column includes single- and multi-callable issues. Includes notional cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations

5) Represents principal outstanding of Loan Receivables

6) Represents principal outstanding of investments in the PHA portfolio

7) Represents estimated cumulative liquidity at year-end except for the first row which states the actual liquidity at March 31, 2012

Results

Net interest income

Net interest income was NOK 375 million in the first quarter of 2012. This was NOK 11 million lower than for the corresponding period in 2011. The main reason for the lower net interest income was the lower level of the interest generating assets, specifically the securities portfolio and municipal lending portfolio, in the first quarter of 2012 compared to the first quarter of 2011.

The net return on average assets and liabilities

(see “Financial highlights” was 0.74 percent in the first quarter of 2012, compared to 0.70 percent for the corresponding period in 2011.

Net other operating income

Net other operating income was negative NOK 13,875 million for the first quarter of 2012 compared to negative NOK 262 million in the same period in 2011.

The main reason for this significant change is the large fluctuation in the market prices of

Eksportfinans’ . These own prices debt were reduced significantly following the decision by the Norwegian government on November 18, 2011 to establish a state-funded export financing scheme and the consequential rating downgrades. However, since year end 2011, the market prices of Eksportfinans have increased significantly.

These market fluctuations have led to large changes in the fair value of Eksportfinans’ debt. In the first quarter of 2012, unrealized losses on Eksportfinans’ own

NOK 22,131 million compared to unrealized

losses of NOK 511 million in the first quarter of 2011 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 14,149 million compared to an unrealized loss of NOK 311 million in the first quarter of 2011 (see note 15 to the accompanying unaudited condensed financial statements). The cumulative unrealized gain on

Eksportfinans’ own debt,

NOK 27,921 million as of March 31, 2012 compared to an unrealized gain of NOK 42,070 million as per December 31, 2011.

These unrealized gains on Eksportfinans’ debt will be reversed as unrealized losses in future periods following any tightening in credit spreads and the passage of time. Capital adequacy will not be affected by this in any material way as changes in fair value caused by movements in credit spread changes do not have an impact on total regulatory capital.

In addition to the net unrealized losses on Eksportfinans’ own debt 14,149 million of (net of derivatives), net other operating income in the first quarter of 2012 included an unrealized gain on loans, net of derivatives, of NOK 131 million (compared to an unrealized gain of NOK 95 million in the first quarter of on 2011), page an unrealized 4) gain on bonds under the PHA of NOK 265 million (compared to an unrealized gain of NOK 140 million in the corresponding period in 2011) and an unrealized loss of NOK 278 million on the PHA itself (compared to an unrealized loss of NOK

147 million in the first quarter of 2011). (See notes 2 and 15 to the accompanying unaudited condensed financial statements for the breakdown of these line items).

Total operating expenses

Total operating expenses amounted to NOK 52 million in the first quarter of 2012, the same as in the first quarter of 2011. The key ratio of net operating expenses in relation to average assets was 0.05 percent in the first quarter of 2012, compared to 0.09 percent for the same period in 2011. The reason for this decrease is that the agreement with the Ministry of Trade and

Industry (the Ministry”)” in which Eksportfinans has a mandate to arrange loans on behalf of the Ministry until July 1, 2012 allows own Eksportfinans to be reimbursed for its costs by the Ministry. This fee is booked as Other amounted Income, which isto deducted from operating expenses when calculating the key ratio of net

First quarter report 2012 7

operating expenses relative to average assets (see footnote 4 to Financial Highlights).

**Profit/(loss) for the period**

Total comprehensive income in the first quarter of 2012 was negative NOK 9,758 million, compared to NOK 52 million in the corresponding period of 2011. The decrease is due to the large unrealized losses on Eksportfinans' own debt.

Return on equity was negative 130.9 percent in the first quarter of 2012, compared to positive 4.0 percent in the first quarter of 2011 for the same reason.

The non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and excluding realized losses hedged by the PHA, and the corresponding return on equity, is shown in the table below. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans' own debt, and the realized losses on investments which are hedged by the PHA.

| | First quarter | |
|---|---|---|
| (NOK million) | 2012 | 2011 |
| Comprehensive income for the period in accordance with IFRS | (9,758) | 52 |
| Net unrealized losses/(gains) | 13,886 | 265 |
| Unrealized gains/(losses) related to Iceland [1] | (3) | (3) |
| Tax effect [2] | (3,887) | (73) |
| Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA | 238 | 241 |
| Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA [3] | 15.6 % | 18.8 % |

1) Reversal of previously recognized loss (at exchange rates applicable at March 31, 2012).

2) 28 percent of the items above.

3) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 238 million in the first quarter of 2012. This was a decrease of NOK 3 million compared to the same period in 2011.

## Balance sheet

Total assets amounted to NOK 188 billion at March 31, 2012, compared to NOK 212 billion at March 31, 2011 and NOK 214 billion at December 31, 2011. This is mainly due to no new lending business, and repayment of the current loan and Securities portfolio.

Loans totalling NOK 1.5 billion have been transferred from Eksportfinans to the Ministry during the first quarter of 2012. These loans are CIRR-qualifying loans that have been partially disbursed on Eksportfinans' accounts before November 18, 2011, and the remaining part has been disbursed on behalf of the Ministry and to the Ministry's balance. In consideration for the disbursed amount and accrued interest, these part disbursements made before November 18, 2011 have been transferred to the Ministry.

Outstanding commercial paper and bond debt was NOK 129 billion at March 31, 2012, compared to NOK 182 billion at March 31, 2011 and NOK 141 billion at December 31, 2011. The main reason for the decrease since year end is the repayment of debt.

The capital adequacy ratio was 21.2 percent at March 31, 2012 compared to 17.7 percent at March 31, 2011 and 19.4 percent at December 31, 2011. The core capital adequacy ratio was 18.0 percent at March 31, 2012, compared to 13.0 percent at March 31, 2011 and 16.1 percent at December 31, 2011. The increase in the capital adequacy ratios is mainly due to high core earnings combined with a lower risk-weighted balance.

Oslo, May 10, 2012
EKSPORTFINANS ASA
The Board of Directors

First quarter report 2012 8

Unaudited

Condensed statement of comprehensive income

Figures for interim periods are unaudited.

First quarter

(NOK million) 2012 2011 Note

Interest and related income 1,364 1,369

Interest and related expenses 989 983

Net interest income 375 386

Commissions and income related to banking services 0 0

Commissions and expenses related to banking services 1 1

Net gains/(losses) on financial instruments at fair value (13,900) (263) 2, 15

Other income 26 2

Net other operating income/ (loss) (13,875) (262)

Total operating income (13,500) 124

Salaries and other administrative expenses 46 45

Depreciation 5 4

Other expenses 1 3

Impairment charges on loans at amortized cost 0 0

Total operating expenses 52 52

Pre-tax operating profit/(loss) (13,552) 72

Taxes (3,794) 20

Profit/(loss) for the period (9,758) 52

Other comprehensive income 0 0

Total comprehensive income (9,758) 52

The accompanying notes are an integral part of these condensed interim financial statements.

First quarter report 2012 9

Unaudited

# Condensed balance sheet

Interim figures are unaudited.

| (NOK million) | 31.03.12 | 31.12.11 | 31.03.11 | Note |
|---|---|---|---|---|
| Loans due from credit institutions [1] | 33,840 | 40,340 | 43,284 | 4, 6, 7 |
| Loans due from customers [2] | 89,127 | 96,541 | 85,200 | 5, 6, 7 |
| Securities | 38,486 | 51,909 | 64,095 | 8 |
| Repurchase receivable [3] | 5,868 | 0 | 0 | |
| Financial derivatives | 14,502 | 19,446 | 12,271 | |
| Deferred tax asset | 0 | 0 | 118 | |
| Intangible assets | 13 | 16 | 24 | |
| Fixed assets and investment property | 209 | 210 | 204 | 9 |
| Other assets | 5,693 | 5,467 | 6,499 | 10 |
| **Total assets** | **187,738** | **213,929** | **211,695** | |
| | | | | |
| Deposits by credit institutions | 4,573 | 1 | 43 | |
| Borrowings through the issue of securities | 128,815 | 141,489 | 181,847 | 11 |
| Financial derivatives | 10,972 | 13,870 | 15,735 | |
| Deferred tax liabilities | 7,455 | 11,343 | 0 | |
| Taxes payable | 201 | 295 | 432 | |
| Other liabilities | 9,336 | 10,722 | 6,385 | 12 |
| Accrued expenses and provisions | 123 | 128 | 101 | |
| Subordinated debt | 985 | 1,039 | 1,511 | |
| Capital contribution securities | 342 | 348 | 434 | |
| **Total liabilities** | **162,802** | **179,235** | **206,488** | |
| | | | | |
| Share capital | 2,771 | 2,771 | 2,771 | |
| Share premium reserve | 177 | 177 | 177 | |
| Reserve for unrealized gains | 29,363 | 29,363 | 71 | |
| Other equity | 2,383 | 2,383 | 2,137 | |
| Comprehensive income | (9,758) | 0 | 52 | |
| **Total shareholders' equity** | **24,936** | **34,694** | **5,207** | |
| **Total liabilities and shareholders' equity** | **187,738** | **213,929** | **211,695** | |

1) Of NOK 33,840 million at March 31, 2012, NOK 33,652 million is measured at fair value through profit or loss and NOK 188 million is measured at amortized cost. Of NOK 43,284 million at March 31, 2011, NOK 34,121 million is measured at fair value through profit or loss and NOK 9,163 million is measured at amortized cost.

2) Of NOK 89,127 million at March 31, 2012, NOK 56,649 million is measured at fair value through profit or loss and NOK 32,478 million is measured at amortized cost. Of NOK 85,200 million at March 31, 2011, NOK 50,198 million is measured at fair value through profit or loss and NOK 35,002 million is measured at amortized cost.

3) Securities posted as collateral for a loan from one of the owner banks. See note 14 for details.

The accompanying notes are an integral part of these condensed interim financial statements.

First quarter report 2012 10

Unaudited

# Condensed statement of changes in equity

Figures for interim periods are unaudited.

| (NOK million) | Share capital [1] | Share premium reserve [1] | Reserve unrealized gains [1, 2] | Other equity [2] | Compre-hensive income [3] | Total equity |
|---|---|---|---|---|---|---|
| Equity at January 1, 2012 | 2,771 | 177 | 29,363 | 2,384 | 0 | 34,695 |
| Total comprehensive income for the period | 0 | 0 | 0 | 0 | (9,758) | (9,758) |
| **Equity at March 31, 2012** | **2,771** | **177** | **29,363** | **2,384** | **(9,758)** | **24,936** |
| Equity at January 1, 2011 | 2,771 | 177 | 71 | 2,137 | 0 | 5,156 |
| Total comprehensive income for the period | 0 | 0 | 0 | 0 | 52 | 52 |
| **Equity at March 31, 2011** | **2,771** | **177** | **71** | **2,137** | **52** | **5,207** |

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.

2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of March 31, 2012.

3) The allocation of income for the period between the reserve for unrealized gains and other show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 9,053 million and reduced other equity by NOK 704 million. The closing balances would have been NOK 20,310 million for the reserve for unrealized gains, and NOK 1,680 million for other equity.

The accompanying notes are an integral part of these condensed interim financial statements.

First quarter report 2012 11

Unaudited

Condensed cash flow statement

Figures for interim periods are unaudited.

*) Cash equivalents are defined as bank deposits with maturity less than 3 months.

First quarter

(NOK million) 2012 2011

Pre-tax operating profit/(loss)

from continuing operations (13,552) 72

Provided by operating activities:

Accrual of contribution from the Norwegian government (111) (100)

Unrealized losses (gains)

on financial instruments at fair value through profit or loss 13,849 265

Depreciation 5 4

Disbursement of loans (442) (7,108)

Principal collected on loans 7,703 9,016

Purchase of financial investments (trading) (13,021) (10,761)

Proceeds from sale or redemption of financial investments (trading) 18,299 11,288

Contribution paid by the Norwegian government 405 382

Taxes paid (187) (37)

Changes in:

Accrued interest receivable (173) (715)

Other receivables (747) (3,091)

Accrued expenses and other liabilities (714) 186

Net cash flow from operating activities 11,314 (599)

Purchase of financial investments (2,173) (774)

Proceeds from sale or redemption of financial investments 2,663 2,576

Net cashflow from financial derivatives 1,341 (1,929)

Purchases of fixed assets (1) (7)

Net cash flow from investing activities 1,830 (134)

Change in debt to credit institutions 4,563 1

Net proceeds from issuance of commercial paper debt 0 55,420

Repayments of commercial paper debt (4,369) (49,605)

Net proceeds from issuance of bond debt 0 12,644

Principal payments on bond debt (17,573) (12,890)

Net cash flow from financing activities (17,379) 5,570

Net change in cash and cash equivalents *) (4,235) 4,837

Cash and cash equivalents at beginning of period 13,403 3,932

Effect of exchange rates on cash and cash equivalents (383) (176)

Cash and cash equivalents *) at end of period 8,785 8,593

*) Cash equivalents are defined as bank deposits with maturity less than 3 months.

The accompanying notes are an integral part of these condensed interim financial statements.

First quarter report 2012 12

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans’ first quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards – (IFRS), in line with both IFRS as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are the same as those applied in Eksportfinans’ annual financial 1, as approved for issue by the Board of Directors on March 1, 2012 and included in the Company’s Annual -F for the year-end December 31, 2011. These policies have been consistently applied to all the periods presented.

Figures for interim periods are unaudited.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

First quarter

(NOK million) 2012 2011

Securities held for trading 5 1

Securities designated as at fair value at initial recognition 0 1

Financial derivatives (16) (16)

Other financial instruments at fair value (3) 16

Net realized gains/(losses) (14) 2

Loans and receivables 100 29

Securities 1) 343 96

Financial derivatives 2) 7,803 119

Commercial paper debt 3)4) (2) 0

Bond debt 3) 4) (22,053) (497)

Subordinated debt and capital contribution securities 3)4) (76) (14)

Other (1) 2

Net unrealized gains/(losses) (13,886) (265)

Net realized and unrealized gains/(losses) (13,900) (263)

1) Net unrealized gains/(losses) on securities

First quarter

(NOK million) 2012 2011

Securities held for trading 377 92

Securities designated as at fair value at initial recognition (34) 4

Total 343 96

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 278 million as of March 31, 2012 and a loss of NOK 147 million as of March 31, 2011.

3) In the first quarter of 2012, Eksportfinans had an unrealized loss of NOK 22,131 million (loss of NOK 511 million in 2011) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 14,149 million (loss of NOK 311 million in 2011).

4) In the first quarter of 2012, Eksportfinans had an unrealized loss of NOK 5,766 million of financial liabilities classified as level 2 in the fair value hierarchy (gain of NOK 653 million in 2011). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a loss of NOK 16,365 million (loss of NOK 1,164 million in 2010).

See note 15 for a presentation of the above table through the eyes of management.

First quarter report 2012 13

Unaudited

# 3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Financial Supervisory Authority of Norway. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.

**Risk-weighted assets and off-balance sheet items**

| (NOK million) | 31.03.2012 | | 31.12.2011 | | 31.03.2011 | |
|---|---|---|---|---|---|---|
| | Book value | Risk-weighted value | Book value | Risk-weighted value | Book value | Risk-weighted value |
| Total assets | 187,738 | 24,879 | 213,929 | 26,933 | 211,695 | 28,097 |
| Off-balance sheet items | | 278 | | 304 | | 420 |
| Operational risk | | 2,424 | | 2,424 | | 2,577 |
| Total currency risk | | 0 | | 0 | | 0 |
| **Total risk-weighted value** | | **27,581** | | **29,661** | | **31,094** |

**The Company's eligible regulatory capital**

| (NOK million and in percent of risk-weighted value) | 31.03.2012 | | 31.12.2011 | | 31.03.2011 | |
|---|---|---|---|---|---|---|
| Core capital [1] | 4,970 | 18.0 % | 4,786 | 16.1 % | 4,049 | 13.0 % |
| Additional capital [2] | 879 | 3.2 % | 975 | 3.3 % | 1,459 | 4.7 % |
| **Total regulatory capital** | **5,849** | **21.2 %** | **5,761** | **19.4 %** | **5,508** | **17.7 %** |

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

# 4. Loans due from credit institutions

| (NOK million) | 31.03.12 | 31.12.11 | 31.03.11 |
|---|---|---|---|
| Cash equivalents [1] | 8,785 | 13,403 | 8,593 |
| Other bank deposits and claims on banks | 1,249 | 1,300 | 998 |
| Loan to KLP Kreditt AS (also included in note 6) | 0 | 0 | 8,588 |
| Loans to other credit institutions, nominal amount (also included in note 6) [2] | 24,352 | 26,252 | 25,628 |
| Accrued interest and adjustment to fair value on loans | (546) | (615) | (523) |
| **Total** | **33,840** | **40,340** | **43,284** |

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.
2) The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 12,343 million at March 31, 2012 and NOK 13,977 million at December 31, 2011.

# 5. Loans due from customers

| (NOK million) | 31.03.12 | 31.12.11 | 31.03.11 |
|---|---|---|---|
| Loans due from customers, nominal amount (also included in note 6) | 88,215 | 95,555 | 84,422 |
| Accrued interest and adjustment to fair value on loans | 912 | 986 | 778 |
| **Total** | **89,127** | **96,541** | **85,200** |

First quarter report 2012 14

Unaudited

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK million) 31.03.12 31.12.11 31.03.11

Loan to KLP Kreditt AS 0 0 8,588

Loans due from other credit institutions 24,352 26,252 25,628

Loans due from credit institutions 24,352 26,252 34,216

Loans due from customers 88,215 95,555 84,422

Total nominal amount 112,567 121,807 118,638

Commercial loans 80,573 87,208 84,094

Government-supported loans 31,994 34,599 34,544

Total nominal amount 112,567 121,807 118,638

Capital goods 28,322 33,991 31,000

Ships 43,565 44,989 45,853

Export-related and international activities *) 30,489 32,318 22,498

Direct loans to Norwegian local government sector 5,339 5,653 5,705

Loan to KLP Kreditt AS 0 0 8,588

Municipal-related loans to other credit institutions 4,798 4,798 4,943

Loans to employees 54 58 51

Total nominal amount 112,567 121,807 118,638

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million) 31.03.12 31.12.11 31.03.11

Banking and finance 6,900 6,938 7,529

Renewable energy 5,494 5,494 1,100

Consumer goods 5,186 5,375 4,782

Aviation and shipping 4,482 5,233 743

Real estate management 4,320 5,063 5,414 *)

Oil and gas 2,251 2,491 2,655

Infrastructure 1,196 1,060 150

Environment 657 661 0

Other categories 3 3 125

Total nominal amount 30,489 32,318 22,498

*) Infrastructure of NOK 150 million was included in the line captioned Real estate management as of March 31, 2011.

First quarter report 2012 15

Unaudited

## 7. Loans past due or impaired

| (NOK million) | 31.03.12 | 31.12.11 | 31.03.11 |
|---|---|---|---|
| Interest and principal installment 1-30 days past due | 0 | 3 | 6 |
| Not matured principal<br>on loans with payments 1-30 days past due | 0 | 8 | 3 |
| Interest and principal installment 31-90 days past due | 2 | 25 | 0 |
| Not matured principal<br>on loans with payments 31-90 days past due | 7 | 164 | 0 |
| Interest and principal installment more than 90 days past due | 501 | 504 | 585 |
| Not matured principal<br>on loans with payments more than 90 days past due | 114 | 18 | 1,091 |
| **Total loans that are past due** | **624** | **722** | **1,685** |
| Relevant collateral or guarantees received *) | 134 | 224 | 1,199 |
| Estimated impairments on loans valued at amortized cost | 0 | 0 | 0 |

*) A total of NOK 490 million relates to exposure towards Icelandic banks as of March 31, 2012, and are as of the balance sheetdate not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 134 million, the Norwegian government, through the Guarantee Institute for Export Credit (**GIEK**), guarantees approximately 78 percent of the amounts in default. The remaining 22 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

## 8. Securities

| (NOK million) | 31.03.12 | 31.12.11 | 31.03.11 |
|---|---|---|---|
| Trading portfolio | 30,862 | 39,953 | 47,674 |
| Repurchase Receivable | 5,868 | 0 | 0 |
| Other securities at fair value through profit and loss | 7,624 | 11,956 | 16,421 |
| **Total** | **44,354** | **51,909** | **64,095** |

## 9. Fixed assets and investment property

| (NOK million) | 31.03.12 | 31.12.11 | 31.03.11 |
|---|---|---|---|
| Buildings and land in own use | 126 | 127 | 125 |
| Investment property | 70 | 70 | 70 |
| Total buildings and land | 196 | 197 | 195 |
| Other fixed assets | 13 | 13 | 9 |
| **Total** | **209** | **210** | **204** |

## 10. Other assets

| (NOK million) | 31.03.12 | 31.12.11 | 31.03.11 |
|---|---|---|---|
| Settlement account 108-Agreement | 495 | 823 | 569 |
| Cash collateral provided | 4,964 | 4,612 | 5,909 |
| Other | 234 | 32 | 21 |
| **Total** | **5,693** | **5,467** | **6,499** |

First quarter report 2012 16

Unaudited

## 11. Borrowings through the issue of securities

| (NOK million) | 31.03.12 | 31.12.11 | 31.03.11 |
|---|---|---|---|
| Commercial paper debt | 1,136 | 5,760 | 8,930 |
| Bond debt | 165,619 | 195,879 | 188,848 |
| Accrued interest and adjustment to fair value on debt | (37,940) | (60,150) | (15,931) |
| **Total** | **128,815** | **141,489** | **181,847** |

## 12. Other liabilities

| (NOK million) | 31.03.12 | 31.12.11 | 31.03.11 |
|---|---|---|---|
| Grants to mixed credits | 331 | 336 | 323 |
| Cash collateral received | 8,881 | 10,260 | 5,895 |
| Other short-term liabilities | 124 | 126 | 167 |
| **Total** | **9,336** | **10,722** | **6,385** |

## 13. Segment information

The Company is divided into three business areas; Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS (last installment received in September 2011), in addition to loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company's funding. Income and expenses related to treasury are divided between the three business areas.

The segment information is in line with the management reporting.

| | Export lending | | Municipal lending | | Securities | |
|---|---|---|---|---|---|---|
| | First quarter | | First quarter | | First quarter | |
| (NOK million) | 2012 | 2011 | 2012 | 2011 | 2012 | 2011 |
| **Net interest income** [1] | **244** | **226** | **18** | **36** | **113** | **124** |
| Commissions and income related to banking services [2] | 0 | 0 | 0 | 0 | 0 | 0 |
| Commissions and expenses related to banking services [2] | 0 | 0 | 0 | 0 | 0 | 0 |
| Net gains/(losses) on financial instruments at fair value [3] | (2) | (3) | 0 | 0 | (10) | (13) |
| Income/expenses divided by volume [4] | 13 | 9 | 1 | 2 | 6 | 6 |
| **Net other operating income** | **11** | **6** | **1** | **2** | **(4)** | **(7)** |
| **Total operating income** | **255** | **232** | **19** | **38** | **109** | **117** |
| **Total operating expenses** | **38** | **32** | **1** | **6** | **13** | **14** |
| **Pre-tax operating profit/(loss)** | 217 | 200 | 18 | 32 | 96 | 103 |
| Taxes | 61 | 56 | 5 | 9 | 27 | 29 |
| **Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA** | **156** | **144** | **13** | **23** | **69** | **74** |

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.

2) Income/(expenses) directly attributable to each segment.

3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial

First quarter report 2012 17

Unaudited

instruments.

4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

**Reconciliation of segment profit measure to total comprehensive income**

| | The year | |
|---|---|---|
| (NOK million) | 2012 | 2011 |
| Export lending | 156 | 144 |
| Municipal lending | 13 | 23 |
| Securities | 69 | 74 |
| **Non-IFRS profit/(loss) for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA** | **238** | **241** |
| Net unrealized gains/(losses) [1] | (13,886) | (265) |
| Unrealized losses/(gains) related to the Icelandic bank exposure included above [1] | 3 | 3 |
| Realized (losses) hedged by the Portfolio Hedge Agreement | 0 | 0 |
| Tax effect [2] | 3,887 | 73 |
| **Total comprehensive income** | **(9,758)** | **52** |

1) Reversal of previously recognized loss (at exchange rates applicable at March 31, 2012).

2) 28 percent of the items above.

## 14. Material transactions with related parties

The Company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

| (NOK millions) | Acquired loans [1] | Deposits [2] | Guarantees issued [3] | Guarantees received [4] | Repo facility [5] | Portfolio Hedge Agreement [6] |
|---|---|---|---|---|---|---|
| Balance January 1, 2012 | 12,373 | 3,486 | 774 | 24,714 | 0 | 615 |
| Change in the period | (1,738) | (1,449) | (5) | (612) | 4,572 | (170) |
| **Balance March 31, 2012** | **10,635** | **2,037** | **769** | **24,102** | **4,572** | **446** |
| Balance January 1, 2011 | 10,869 | 1,277 | 656 | 21,480 | 0 | 535 |
| Change in the period | (386) | 1,444 | 247 | (143) | 0 | (89) |
| **Balance March 31, 2011** | **10,483** | **2,721** | **903** | **21,337** | **0** | **446** |

All transactions with related parties are made on market terms.

1) The Company acquires loans from banks. The loans are part of the Company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the Company, thus the loans are classified as loans due from credit institutions in the balance sheet.

2) Deposits made by the Company.

3) Guarantees issued by the Company to support the Norwegian export industry.

4) Guarantees provided to the Company from the related parties.

5) Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. To date, EUR 600 million has been drawn with a Repurchase Date of February 26, 2015 at the latest and with respect to the drawn amount, Eksportfinans has the option to terminate the drawn tranche in whole on demand on February 27, 2013 and on specified termination dates thereafter.

6) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed credit line of USD 2 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension, and was extended in the second quarter of 2011. Eksportfinans has not yet utilized this credit facility.

First quarter report 2012 18

Unaudited

15.	Market risk—effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the the figures are prepared showing the various financial instruments after netting with related economic hedges, as derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

First Quarter

(NOK million) 2012 2011

Securities 1) (11) (14)

Other financial instruments at fair value 1) (3) 16

Net realized gains/(losses) (14) 2

Loans and receivables 1) 131 95

Securities 1) 72 (12)

Commercial paper debt 1) 2) 3) (2) 0

Bond debt 1) 2) 3) (14,023) (285)

Subordinated debt and capital contribution securities 1) 2) 3) (124) (26)

Other financial instruments at fair value 1) 0 2

Net unrealized gains/(losses) (13,946) (226)

Financial derivatives related to the 108 agreement 4) 60 (39)

Net realized and unrealized gains/(losses) (13,900) (263)

1) Including financial derivatives with purpose of economic hedging.

2) Accumulated net gain on own debt is NOK 27,921 million as of March 31, 2012, compared to NOK 1,106 million as of March 31, 2011.

3) In the first quarter of 2012, Eksportfinans had an unrealized loss of NOK 14,149 million (loss of NOK 311 million in 2011) on its own debt, net of derivatives.

4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect on economical hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item on financial instruments at fair value’. For the period ended million and NOK 1,444 respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 1,467 million and NOK 2,331 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded negative NOK 37 million, and negative NOK 75 million, respectively, of interest income on economical hedging instruments and negative NOK 478 million and negative NOK 1,348, respectively, of interest expense on economical hedging instruments.

First quarter report 2012 19

Unaudited

# 16. Maturity analysis

Maturity analysis of financial liabilities based on contractual maturities (including off-balance sheet items):

| (NOK million) | Up to and including 1 month | From 1 month up to and including 3 months | From 3 months up to and including 1 year | From 1 year up to and including 5 years | Over 5 years |
|---|---|---|---|---|---|
| March 31, 2012 | | | | | |
| Deposit by credit institutions | 0 | 0 | 0 | 4573 | 0 |
| Non-structured bond debt | 1,311 | 1,056 | 5,250 | 67,992 | 10,804 |
| Structured bond debt | 20,377 | 28,477 | 28,553 | 8,000 | 3,186 |
| Commercial paper debt | 0 | 1,139 | 0 | 0 | 0 |
| Cash collateral | 8,279 | 0 | 0 | 0 | 0 |
| Subordinated loans | 0 | 0 | 50 | 1,191 | 0 |
| Capital contribution securities | 0 | 0 | 483 | 0 | 0 |
| Derivatives net settled | 132 | 271 | 692 | 2,830 | 1,815 |
| Derivatives gross settled (pay leg) | 25,083 | 33,399 | 11,353 | 33,106 | 1,036 |
| Financial guarantees (off-balance) | 1,420 | 0 | 0 | 0 | 0 |
| Loan commitments (off-balance) | 318 | 46 | 338 | 0 | 0 |
| **Total** | **56,919** | **64,387** | **46,720** | **117,693** | **16,841** |
| Derivatives gross settled (receive leg) | 26,607 | 34,361 | 13,800 | 31,338 | 910 |
| Derivative assets net settled | 67 | 939 | 814 | 3,158 | 609 |
| Derivative assets gross settled (pay leg) | 7,874 | 14,347 | 19,059 | 18,613 | 5,294 |
| Derivative assets gross settled (receive leg) | 8,440 | 15,904 | 22,470 | 22,424 | 6,463 |

| (NOK million) | Up to and including 1 month | From 1 month up to and including 3 months | From 3 months up to and including 1 year | From 1 year up to and including 5 years | Over 5 years |
|---|---|---|---|---|---|
| December 31, 2011 | | | | | |
| Deposit by credit institutions | 1 | 0 | 0 | 0 | 0 |
| Non-structured bond debt | 1,254 | 9,654 | 6,383 | 74,011 | 11,209 |
| Structured bond debt | 19,240 | 34,460 | 38,730 | 8,894 | 3,598 |
| Commercial paper debt | 2,303 | 2,265 | 1,199 | 0 | 0 |
| Cash collateral | 10,260 | 0 | 0 | 0 | 0 |
| Subordinated loans | 0 | 0 | 56 | 1,328 | 0 |
| Capital contribution securities | 0 | 27 | 0 | 464 | 0 |
| Derivatives net settled | 269 | 122 | 596 | 2,546 | 1,717 |
| Derivatives gross settled (pay leg) | 14,922 | 14,920 | 12,434 | 5,921 | 312 |
| Financial guarantees (off-balance) | 1,422 | 0 | 0 | 0 | 0 |
| Loan commitments (off-balance) | 29 | 944 | 2,113 | 0 | 0 |
| **Total** | **49,700** | **62,392** | **61,511** | **93,164** | **16,836** |
| Derivatives gross settled (receive leg) | 17,429 | 17,783 | 16,192 | 5,876 | 449 |
| Derivative assets net settled | 28 | 227 | 1,936 | 4,119 | 603 |
| Derivative assets gross settled (pay leg) | 24,913 | 33,730 | 22,205 | 45,588 | 6,506 |
| Derivative assets gross settled (receive leg) | 26,823 | 37,075 | 25,711 | 50,150 | 7,471 |

First quarter report 2012 20

Unaudited

| (NOK million) | Up to and including 1 month | From 1 month up to and including 3 months | From 3 months up to and including 1 year | From 1 year up to and including 5 years | Over 5 years |
|---|---|---|---|---|---|
| March 31, 2011 | | | | | |
| Deposit by credit institutions | 43 | | | 4573 | |
| Non-structured bond debt | 10,480 | 1,497 | 19,482 | 48,187 | 19,548 |
| Structured bond debt | 19,492 | 29,295 | 38,907 | 9,880 | 3,865 |
| Commercial paper debt | 5,380 | 3,418 | 138 | 0 | 0 |
| Cash collateral | 5,895 | 0 | 0 | 0 | 0 |
| Subordinated loans | 332 | 83 | 48 | 1,191 | 0 |
| Capital contribution securities | 0 | 0 | 26 | 469 | 0 |
| Derivatives net settled | 98 | 134 | 179 | 2,566 | 2,152 |
| Derivatives gross settled (pay leg) | 32,905 | 53,649 | 23,457 | 29,032 | 1,749 |
| Financial guarantees (off-balance) | 0 | 0 | 0 | 0 | 0 |
| Loan commitments (off-balance) | 0 | 0 | 0 | 0 | 0 |
| **Total** | **74,624** | **88,076** | **82,237** | **95,898** | **27,314** |
| | | | | | |
| Derivatives gross settled (receive leg) | 34,253 | 53,820 | 25,583 | 27,224 | 2,123 |
| | | | | | |
| Derivative assets net settled | 648 | 824 | 685 | 2,916 | 587 |
| Derivative assets gross settled (pay leg) | 3,271 | 10,736 | 8,933 | 10,863 | 6,921 |
| Derivative assets gross settled (receive leg) | 3,756 | 12,184 | 11,726 | 14,584 | 8,231 |

The figures in the above table and in the additional disclosures regarding derivatives below the table include principal and interest payable (receivable) at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities. For derivatives gross settled, pay leg represents the contractual cash flows to be paid by the Company to the derivative counterparty while receive leg represents the contractual cash flows to be received from the derivative counterparty.

The Company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

First quarter report 2012 21

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities:

| (NOK million) | Up to and including 1 month | From 1 month up to and including 3 months | From 3 months up to and including 1 year | From 1 year up to and including 5 years | Over 5 years | Total |
|---|---|---|---|---|---|---|
| March 31, 2012 | | | | | | |
| **Assets** | | | | | | |
| Loans and receivables due from credit institutions | 8,736 | 2,113 | 3,983 | 17,031 | 1,990 | 33,852 |
| Loans and receivables due from customers | 903 | 3,515 | 6,984 | 42,628 | 44,009 | 98,041 |
| Securities | 1,584 | 6,136 | 13,056 | 18,383 | 9,175 | 48,334 |
| Derivatives net settled | 67 | 938 | 819 | 3,579 | 1,546 | 6,949 |
| Derivatives gross settled (paying leg) | (5,729) | (6,132) | (16,119) | (23,880) | (13,488) | (65,348) |
| Derivatives gross settled (receiving leg) | 5,852 | 6,370 | 17,282 | 28,353 | 18,052 | 75,908 |
| Cash collateral | 9 | 4,964 | 17 | 0 | 0 | 4,989 |
| **Total assets** | **11,422** | **17,904** | **26,022** | **86,094** | **61,284** | **202,725** |
| **Liabilities** | | | | | | |
| Deposits by credit institutions | 0 | 0 | 0 | 4,573 | 0 | 4,573 |
| Commercial paper debt | 0 | 1,139 | 0 | 0 | 0 | 1,139 |
| Non-structured bond debt | 1,311 | 1,056 | 5,250 | 67,992 | 10,804 | 86,413 |
| Structured bond debt | 3,879 | 4,505 | 16,106 | 30,613 | 35,146 | 90,249 |
| Derivatives net settled | 151 | 271 | 691 | 2,814 | 1,818 | 5,745 |
| Derivatives gross settled (paying leg) | 14,865 | 24,009 | 6,754 | 46,551 | 12,095 | 104,274 |
| Derivatives gross settled (receiving leg) | (14,280) | (23,490) | (6,410) | (46,275) | (16,404) | (106,858) |
| Cash collateral | 0 | 8,279 | 0 | 0 | 0 | 8,279 |
| Subordinated loans | 0 | 0 | 50 | 1,191 | 0 | 1,241 |
| Capital contribution securities | 0 | 0 | 483 | 0 | 0 | 483 |
| **Total liabilities** | **5,927** | **15,768** | **22,924** | **107,459** | **43,460** | **195,538** |

First quarter report 2012 22

Unaudited

| (NOK million) | Up to and including 1 month | From 1 month up to and including 3 months | From 3 months up to and including 1 year | From 1 year up to and including 5 years | Over 5 years | Total |
|---|---|---|---|---|---|---|
| December 31, 2011 | | | | | | |
| **Assets** | | | | | | |
| Loans and receivables due from credit institutions | 11,995 | 1,898 | 6,003 | 18,484 | 2,213 | 40,593 |
| Loans and receivables due from customers | 528 | 3,644 | 11,751 | 50,760 | 45,694 | 112,378 |
| Securities | 4,555 | 7,649 | 21,156 | 13,251 | 10,387 | 56,999 |
| Derivatives net settled | 28 | 227 | 1,937 | 4,567 | 1,446 | 8,205 |
| Derivatives gross settled (paying leg) | (22,797) | (25,556) | (19,467) | (49,578) | (15,719) | (133,117) |
| Derivatives gross settled (receiving leg) | 24,007 | 26,515 | 20,468 | 54,896 | 21,228 | 147,113 |
| Cash collateral | 0 | 4,613 | 0 | 0 | 0 | 4,613 |
| **Total assets** | **18,317** | **18,990** | **41,847** | **92,380** | **65,249** | **236,783** |
| **Liabilities** | | | | | | |
| Deposits by credit institutions | 1 | 0 | 0 | 0 | 0 | 1 |
| Commercial paper debt | 2,303 | 2,265 | 1,199 | 0 | 0 | 5,766 |
| Non-structured bond debt | 1,254 | 9,654 | 6,383 | 74,011 | 11,209 | 102,512 |
| Structured bond debt | 2,085 | 3,715 | 20,091 | 42,762 | 46,625 | 115,278 |
| Derivatives net settled | 269 | 122 | 578 | 2,459 | 1,677 | 5,104 |
| Derivatives gross settled (paying leg) | 3,910 | 2,217 | 3,581 | 26,476 | 12,640 | 48,824 |
| Derivatives gross settled (receiving leg) | (3,905) | (2,299) | (3,836) | (29,023) | (18,742) | (57,806) |
| Cash collateral | 0 | 10,260 | 0 | 0 | 0 | 10,260 |
| Subordinated loans | 0 | 0 | 56 | 1,328 | 0 | 1,384 |
| Capital contribution securities | 0 | 27 | 0 | 464 | 0 | 492 |
| **Total liabilities** | **5,918** | **25,960** | **28,050** | **118,477** | **53,410** | **231,815** |

First quarter report 2012 23

Unaudited

| (NOK million) | Up to and including 1 month | From 1 month up to and including 3 months | From 3 months up to and including 1 year | From 1 year up to and including 5 years | Over 5 years | Total |
|---|---|---|---|---|---|---|
| March 31, 2011 | | | | | | |
| **Assets** | | | | | | |
| Loans and receivables due from credit institutions | 6,528 | 250 | 3,856 | 20,900 | 3,061 | 34,595 |
| Loans and receivables due from customers | 688 | 5,810 | 9,505 | 47,778 | 45,704 | 109,485 |
| Securities | 4,662 | 13,081 | 16,517 | 24,197 | 10,129 | 68,587 |
| Derivatives net settled | 648 | 824 | 686 | 3,149 | 1,232 | 6,539 |
| Derivatives gross settled (paying leg) | (1,787) | (4,938) | (4,362) | (16,924) | (12,678) | (40,689) |
| Derivatives gross settled (receiving leg) | 1,938 | 5,251 | 5,410 | 21,574 | 16,451 | 50,625 |
| Cash collateral | 19 | 5,907 | 37 | 0 | 0 | 5,963 |
| **Total assets** | **12,696** | **26,185** | **31,649** | **100,675** | **63,900** | **235,105** |
| **Liabilities** | | | | | | |
| Deposits by credit institutions | 43 | 0 | 0 | 0 | 0 | 43 |
| Commercial paper debt | 5,380 | 3,418 | 138 | 0 | 0 | 8,936 |
| Non-structured bond debt | 10,480 | 1,497 | 19,482 | 48,187 | 19,548 | 99,194 |
| Structured bond debt | 1,762 | 5,163 | 15,582 | 37,415 | 51,218 | 111,140 |
| Derivatives net settled | 98 | 134 | 167 | 864 | (4,139) | (2,876) |
| Derivatives gross settled (paying leg) | 21,416 | 42,171 | 17,270 | 44,018 | 15,692 | 140,568 |
| Derivatives gross settled (receiving leg) | (20,385) | (40,392) | (16,259) | (44,332) | (22,063) | (143,431) |
| Cash collateral | 0 | 5,895 | 0 | 0 | 0 | 5,895 |
| Subordinated loans | 332 | 83 | 48 | 1,191 | 0 | 1,653 |
| Capital contribution securities | 0 | 0 | 26 | 469 | 0 | 496 |
| **Total liabilities** | **19,126** | **17,970** | **36,453** | **87,812** | **60,257** | **221,617** |

For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations.

## 17. Contingencies

The contingencies are:

a) One of Eksportfinans' borrowers reclaimed paid break cost in an amount of approximately NOK 19 million in connection with voluntary prepayment of loans. Eksportfinans refuted the claim and the dispute came to trial at Oslo City Court (Oslo Tingrett) that began August 26, 2010. Pronouncement of judgment has been served on the parties. The judgment went against Eksportfinans. Eksportfinans appealed the judgment to the High Court (Borgarting Lagmannsrett) and on March 3, 2012 the Company was acquitted on all charges and rewarded full compensation on all trial expenses. The counterparty has decided not to appeal and the judgment has full legal force and effect.

b) In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into a sales and purchase agreement (SPA) for the sale of Eksportfinans's wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt). In the SPA Eksportfinans made certain representations that among others included that (1) KLP could rely on an agreement and a guarantee document with respect to a counter guarantee provided by a Norwegian bank to Kommunekreditt and (2) the list and characterization of loans as part of the due diligence process was correct in all material respect.

   With respect to (1) above: KLP and Eksportfinans went to trial in February this year. The Judgment went against Eksportfinans. Eksportfinans has appealed the judgment. Appropriate accruals have been made regarding this contingency.

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Unaudited With respect to (2) above: With reference to the representations in the SPA related to the list and characterization of loans, KLP asserts to have discovered after the closing of the sale that certain loans in the list of loans provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt by approximately NOK 48 million. On December 6th, 2011 Eksportfinans was formally summoned by KLP. Eksportfinans is of the opinion that there are no grounds for the claim. The Company has not made any accruals regarding this contingency.

c) Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities last year, and the final settlement amount has been paid. Negotiations are still ongoing with the second entity. Final settlement amount is uncertain, but the best estimate of the obligation has been recorded. The relevant Lehman Brothers entity has, to date, not contested the original valuation and Eksportfinans cannot with sufficient reliability calculate the size of the possible obligation.

First quarter report 2012 25